1 GLOBAL BLUE REPORTS 9M FY24/25 FINANCIAL RESULTS WITH DOUBLE-DIGIT GROWTH • Strong YoY growth in Group 9M Revenue of 20% to €381m, with a 34% increase in Adjusted EBITDA(1) to €154m • Solid improvement in 9M Adjusted EBITDA margin of 4.2pts to 40.4% and a 61% drop-through(2) • Continued increase in LTM Adjusted EBITDA to €188m vs. €175m in the previous quarter • Reiterating financial guidance(3) for FY24/25 Adjusted EBITDA of €185 - 205m, expecting to achieve towards the top half of the range • Strategic milestone reached with the announcement of the acquisition of Global Blue by Shift4 on February 18, 2025 Signy, Switzerland, February 26, 2025 Global Blue Group Holding AG (NYSE:GB and GB.WS) today announces its financial results for the third quarter and nine month period ended December 31, 2024. Global Blue’s CEO, Jacques Stern, commented: “We are pleased to report a strong 9M performance with 20% revenue growth, in line with Sales-in-Store growth. Once again, we have significantly outperformed the luxury market thanks to our unique exposure to high net worth and affluent shoppers. “This strong growth, combined with our high operating leverage, led to a 34% increase in Adjusted EBITDA and a 4.2pt increase in margin, resulting in LTM Adjusted EBITDA rising to €188 million, a €24 million improvement over the last three quarters. “Given this strong performance, we expect to achieve towards the top half of our financial guidance for FY24/25 Adjusted EBITDA of €185 - 205 million. “Furthermore, on February 18, 2025, we reached a significant milestone in our journey when we announced the acquisition of Global Blue by Shift4. The transaction consideration equates to a ~$2.5 billion enterprise value (~13x CY2024 Adjusted EBITDA) and is expected to close by the third quarter of calendar year 2025”.

2 EXECUTIVE SUMMARY Shift4 acquisition Global Blue On February 16, 2025, Global Blue and Shift4 entered into a definitive agreement under which Shfit4, will acquire 100% of Global Blue shares. Under the terms of the definitive agreement, Shift4 intends to acquire Global Blue for $7.50 per common share in cash, representing a 15% premium to Global Blue’s closing share price as of February 14, 2025, through a tender offer and a subsequent statutory merger. Shift4 intends to acquire Global Blue’s Series A Preferred shares at $10.00 per preferred share and Series B Preferred shares at $11.81 per preferred share. The acquisition has been unanimously approved by the boards of directors of Shift4 and Global Blue, and the board of directors of Global Blue has unanimously resolved that it will recommend to the Global Blue shareholders to accept the tender offer. The transaction is expected to close by the third quarter of calendar year 2025, subject to regulatory approvals, other customary closing conditions, and a minimum tender of 90% of Global Blue’s issued and outstanding common shares and preferred shares on a combined basis. Strong financial performance In Q3 FY24/25, the Group achieved 20% year-over-year revenue growth, to €131 million and 31% year-over-year Adjusted EBITDA growth to €52 million. For 9M FY24/25, this resulted in a 20% year-over-year increase in revenue to €381 million and a 34% year-over-year increase in Adjusted EBITDA to €154 million, with an Adjusted EBITDA margin of 40.4% and drop-through of 61%. Furthermore, continued strong cash conversion significantly reduced the net leverage ratio(4) to 2.6x at the end of December 2024, from 3.6x at the end of December 2023, approaching the Group’s long-term target of <2.5x. Repricing of Term Loan and Revolving Credit Facility In December 2024, Global Blue successfully allocated the repricing of the Term Loan and Revolving Facility, reducing the interest rate margin on the Term Loan by 50 basis points from 3.75% p.a. to 3.25% p.a. In aggregate, over the last twelve months, Global Blue achieved a 175 basis points reduction in the Term Loan margin to 3.25% p.a. Financial Guidance Reflecting the strong performance in the period, and notwithstanding the additional €5 million of fixed costs to accelerate investments in future growth initiatives, Global Blue reiterated its financial guidance for FY24/25 Adjusted EBITDA of €185 - 205 million and expects to achieve towards the top half of this range.

FINANCIAL PERFORMANCE

Q3 FY24/25 Financial Performance

€M	Q3 FY22/23	Q3 FY23/24	Q3 FY24/25	Q3 FY24/25 vs. Q3 FY23/24
Revenue				
Tax Free Shopping Solutions	64.4	80.3	97.8	
Payments	16.2	22.3	25.1	
Post-Purchase Solutions	6.1	6.8	8.6	
Revenue	**86.7**	**109.4**	**131.4**	***20%***
Variable costs	(22.1)	(25.3)	(30.0)	
Contribution[5]	**64.6**	**84.1**	**101.4**	***21%***
Fixed costs	(40.5)	(44.3)	(49.2)	
Adjusted EBITDA	**24.1**	**39.8**	**52.2**	***31%***
Adjusted EBITDA Margin(%)	***27.8%***	***36.3%***	***39.7%***	***+3.4pts***
Adjusted Depreciation & Amortization	(9.2)	(9.7)	(12.9)	
Net Finance Costs	(3.7)	(12.0)	(13.9)	
Adjusted Profit before Tax	**11.1**	**18.1**	**25.3**	***40%***
Adjusted Income Tax Expense	(3.7)	(7.0)	(8.8)	
Non-Controlling Interests	(0.8)	(1.9)	(2.1)	
Adjusted Net Income Group Share	**6.6**	**9.1**	**14.4**	***58%***

Revenue

The Group delivered revenue of €131.4 million, a 20% year-over-year increase, driven by a solid performance across all business lines.

Tax Free Shopping Solutions delivered revenue growth of 22% year-over-year, reaching €97.8 million, benefiting from strong progression of Sales-in-Store[6]. Continental Europe reached €81.6 million, a 20% increase, while Asia Pacific reached €16.2 million, a 32% increase.

Payments delivered revenue of €25.1 million, a 13% year-over-year increase, ahead of the 8% increase in Sales-in-Store, predominantly driven by pricing evolution.

Post-Purchase Solutions delivered revenue growth of 26% year-over-year, reaching €8.6 million, driven by a strong performance in the ZigZag business.

Contribution

Given the strong focus on variable cost optimization, the Group delivered a contribution of €101.4 million contribution, a 21% year-over-year increase, and maintained a high level of contribution margin with Tax-Free Shopping Solutions at 87%, FX Solutions at 94%, and Post-Purchase Solutions at 55%.

Adjusted EBITDA

Strong revenue growth together with Global Blue's high operating leverage profile resulted in an Adjusted EBITDA of €52.2 million, a 31% year-over-year increase. Adjusted EBITDA margin expanded by 3.4pts to 39.7%, with a 56% drop-through.

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9M FY24/25 Financial Performance

€M	9M FY22/23	9M FY23/24	9M FY24/25	9M FY24/25 vs. 9M FY23/24
Revenue				
Tax Free Shopping Solutions	166.4	235.2	290.8	
Payments	44.1	61.3	68.8	
Post-Purchase Solutions	14.1	20.6	21.5	
Revenue	**224.7**	**317.1**	**381.1**	***20%***
Variable costs	(56.8)	(73.5)	(83.2)	
Contribution	**167.9**	**243.6**	**297.9**	***22%***
Fixed costs	(111.2)	(128.9)	(144.0)	
Adjusted EBITDA	**56.7**	**114.7**	**153.9**	***34%***
Adjusted EBITDA Margin(%)	***25.2%***	***36.2%***	***40.4%***	***+4.2pts***
Adjusted Depreciation & Amortization	(27.0)	(27.6)	(36.4)	
Net Finance Costs	(27.6)	(36.6)	(43.5)	
Adjusted Profit before Tax	**2.1**	**50.6**	**73.9**	***46%***
Adjusted Income Tax Expense	(7.5)	(19.6)	(25.7)	
Non-Controlling Interests	(1.7)	(5.6)	(7.4)	
Adjusted Net Income Group Share	**(7.1)**	**25.3**	**40.8**	***62%***

Revenue

The Group delivered revenue of €381.1 million, a 20% year-over-year increase, driven by a particularly strong performance in Tax Free Shopping Solutions.

Tax Free Shopping Solutions delivered revenue of €290.8 million, a 24% year-over-year increase, benefiting from strong progression in Sales-in-Store. Revenue in Continental Europe reached €243.6 million, a 21% year-over-year increase, while revenue in Asia Pacific reached €47.2 million, a 43% year-over-year increase.

Payments delivered revenue of €68.8 million, a 12% year-over-year increase, ahead of the 6% growth in Sales-in-Store, driven by the increased margin on treasury gains and pricing evolution. Revenue in FX Solutions reached €33.3 million, a 7% year-over-year increase, while revenue in Acquiring reached €34.3 million, a 17% year-over-year increase, and revenue in the Hospitality Gateway business reached €1.3 million, a 32% year-over-year increase.

Post-Purchase Solutions delivered revenue of €21.5 million, a 5% year-over-year increase. Revenue growth was impacted by management's decision to move away from certain ZigZag carrier contracts.

Contribution

Given the strong focus on variable cost optimization, the Group delivered a contribution of €297.9 million, a 22% year-over-year increase, and maintained a high level of contribution margin with Tax Free Shopping Solutions at 86%, FX Solutions at 94% and Post-Purchase Solutions at 58%.

Adjusted EBITDA

The Group delivered Adjusted EBITDA of €153.9 million in 9M FY24/25, a 34% year-over-year increase, reflecting strong revenue growth and the high operating leverage profile of the business. Adjusted EBITDA margin improved by 4.2pts to 40.4%, with a 61% drop-through. Consequently, there has been a continued improvement in the LTM Adjusted EBITDA to €188 million, up from €175 million in the previous quarter.

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5 Adjusted Profit before Tax The Group delivered Adjusted Profit Before Tax of €73.9 million in 9M FY24/25, a 46% year-over-year increase. The strong growth reflects the increase in Adjusted EBITDA, partially offset by an €8.8 million increase in depreciation and amortization, largely attributed to increased capital expenditure in improving technology base over the last two years, and a €6.9 million increase in net finance costs due to higher interest expenses during the period. Cash Flow, Balance Sheet, and Net Debt Adjusted EBITDA less capital expenditure increased by €30.5 million year-over-year to €117.3 million. This increase, combined with the normalization in Working Capital, and taking into account lease payments, interest and income tax, contributed to an increase in Free Cash Flow(7) of €24.4 million to €55.3 million vs. €30.9 million in the same period last year. As at December 31, 2024, Group Net Debt(8) decreased to €488.2 million, consisting of Gross Financial Debt of €610.0 million and Cash & Cash Equivalents of €121.8 million, resulting in a net leverage ratio of 2.6x, a significant improvement from 3.6x at December 31, 2023. Furthermore, in December 2024, the Group successfully allocated the repricing of the Term Loan and Revolving Facility, reducing the interest rate margin on the Term Loan by 50 basis points from 3.75% p.a. to 3.25% p.a. In aggregate, over the last twelve months, Global Blue achieved a 175 basis points reduction in the Term Loan margin to 3.25% p.a. FINANCIAL GUIDANCE Reflecting the strong performance in the period, and notwithstanding the additional €5 million of fixed costs to accelerate investments in future growth initiatives, Global Blue has reiterated its financial guidance for FY24/25 Adjusted EBITDA of €185 - 205 million and expects to achieve towards the top half of this range.

[1]The table below provides a reconciliation between Profit and Adjusted EBITDA.

€M	For the three months ended December 31 2024	For the three months ended December 31 2023	For the nine months ended December 31 2024	For the nine months ended December 31 2023
Profit for the period	33.9	14.9	78.8	26.3
Profit margin (%)	*25.8%*	*13.6%*	*20.7%*	*8.3%*
Income Tax Expense	12.3	8.6	35.2	21.5
Net Finance Costs	13.9	12.0	43.5	36.6
Exceptional Items*	(21.9)	(6.5)	(43.4)	(0.5)
Depreciation & Amortization	14.0	10.8	39.7	30.9
Adjusted EBITDA	**52.2**	**39.8**	**153.9**	**114.7**
Adjusted EBITDA Margin (%)	***39.7%***	***36.3%***	***40.4%***	***36.2%***

**Exceptional Items consist of items which Global Blue does not consider indicative of its ongoing operating and financial performance, not directly related to ordinary business operations and which are not included in the assessment of management performance.*

[2]Drop-through refers to the portion of Revenue growth that drops through to the Adjusted EBITDA line.

[3]A reconciliation of the foregoing guidance for the non-IFRS metric of Adjusted EBITDA to net income (loss) cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, the Company is unable to assess the probable significance of the unavailable information, which could have a material impact on its future IFRS financial results.

[4]Net Leverage refers to Net Debt divided by the last 12 months Adjusted EBITDA.

[5]Contribution refers to revenue less variable costs.

[6]Sales-in-Store refers to the Issued Sales-In-Store (Spend), like-for-like (at constant merchant scope and exchange rates).

[7]The table below provides a reconciliation of Free Cash Flow.

€M	9M FY24/25	9M FY23/24
Net increase / (decrease) in cash and cash equivalents	**34.3**	**(139.1)**
Net payments / (proceeds) from loans and borrowings, and related costs	3.6	204.7
Net payments / (proceeds) from issuance of share capital, and related costs	1.5	(45.1)
Dividends	2.8	3.2
Net acquisitions of assets	2.4	2.3
Net foreign exchange difference	(1.1)	(1.0)
Acquisition of treasury shares	3.4	-
Payment of hedge instrument	3.1	-
Payments of NCI put options	2.4	-
Other movements	2.9	5.9
Free Cash Flow	**55.3**	**30.9**

[8]The table below provide a reconciliation of net debt.

€M	9M FY24/25	FY23/24
IFRS Net Debt	**437.2**	**522.3**
Lease liabilities - repayable within one year	(10.3)	(8.8)
Lease liabilities - repayable after one year	(18.9)	(14.8)
Capitalized financing cost	24.4	23.8
Gain from debt modification	55.9	-
Net Debt	**488.2**	**522.5**

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7 WEBCAST INFORMATION An audio recording of commentary on the results, along with supplemental financial information, can be accessed via the Investor Relations section of the company’s website at Global Blue Group Holding AG - Investor Relations. FOR FURTHER INFORMATION Frances Gibbons, Head of Investor Relations +44 (0) 7815 034 212 fgibbons@globalblue.com NON-IFRS FINANCIAL MEASURES This press release contains certain Non-IFRS Financial Measures. These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. Not all companies calculate non-IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented in this press release. FORWARD-LOOKING STATEMENTS This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Global Blue or its management’s expectations, hopes, beliefs, intentions, or strategies regarding the future. The words “anticipate,” “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Global Blue’s current expectations and beliefs concerning future developments and their potential effects on Global Blue. There can be no assurance that the future developments affecting Global Blue will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Global Blue’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These include commercial expectations and other external factors, including the potential closing of the proposed acquisition of Global Blue and considerations related to such transaction, political, legal, fiscal, market and economic conditions and factors affecting travel and traveller shopping, including the global COVID-19 pandemic and applicable legislation, regulations and rules (including, but not limited to, accounting policies and accounting treatments), movements in foreign exchange rates, inflation and other factors described under “Risk Factors” in Global Blue’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024 filed with the Securities and Exchange Commission (the “SEC”), and in other reports we file from time to time with the SEC, all of which are difficult to predict and are beyond Global Blue’s control. Except as required by law, Global Blue is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Important Additional Information and Where to Find It The tender offer described in this press release has not yet commenced. This press release is for informational purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities of Global Blue. A solicitation and an offer to buy securities of Global Blue will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Shift4 intends to file with the SEC. In addition, Global Blue will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase, the letter of transmittal and certain other tender offer documents, as well as the solicitation/recommendation statement, will be sent to all shareholders of Global Blue at no expense to them. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by Shift4 and Global Blue with the SEC at the website maintained by the SEC at www.sec.gov. Additional copies may be obtained for free by contacting Shift4 or Global Blue. Copies of the documents filed with the SEC by Global Blue will be available free of charge under the “Filings” section of Global Blue’s website at ir.globalblue.com. In addition, Global Blue shareholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the tender offer statement. INVESTORS AND SECURITY HOLDERS OF GLOBAL BLUE AND SHIFT4 ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF GLOBAL BLUE AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

8 ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across more than 53 countries, in three industries: Tax Free Shopping, Payments and Post- Purchase solutions. With over 2,000 employees, Global Blue generated €28bn Sales-in-Store and €422M revenue in FY 2023/24. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com Source: Global Blue